625 Ninth Street / P.O. Box 1400	P: 605.721.1700
Rapid City, SD 57709-1400	www.blackhillscorp.com

October 7, 2016

William H. Thompson
Accounting Branch Chief
Office of Consumer Products
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Black Hills Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 25, 2016
Form 10-Q for Fiscal Quarter Ended June 30, 2016
Filed August 5, 2016
Amendment No. 1 to Form 8-K Filed March 18, 2016
File No. 1-31303

Dear Mr. Thompson:

The purpose of this letter is to respond to your comments as set forth in your letter of September 23, 2016.

We have carefully considered your comments. The headings used herein are the same as those set forth in your letter. For ease of reference, we have set forth your comment before each response.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

Consolidated Balance Sheets, page 127

Comment No. 1:

Please tell us whether there are any items included in other current assets that exceed five percent of total current assets. If so, please state separately, in the balance sheets or in the notes thereto, any item in excess of five percent of total current assets. Refer to Rule 5-02.8 of Regulation S-X.

Improving life with energy www.blackhillscorp.com

William H. Thompson
U.S. Securities and Exchange Commission
October 7, 2016

Company’s Response:
We have a process in place to review disclosure requirements including those under Rule 5-02.8 of Regulation S-X, which requires additional disclosure for other current assets in excess of five percent of total current assets. We had no amounts in other current assets that would meet the threshold for additional disclosure in our Form 10-K for the fiscal year ended December 31, 2015, as shown in the following table:

Other Current Assets at December 31, 2015 (in thousands):
		% of Total Current Assets
Accrued receivables related to litigation expenses and settlements	$39,050	4.7%
Prepaid expenses	19,262	2.3%
Construction contract receivable	10,857	1.3%
Other current assets	2,594	0.3%
Total Other current assets	$71,763

Total Current Assets	$822,151

We will continue to review disclosure requirements, and in the future if there are any items included in other current assets that exceed five percent of total current assets, will state such items separately, in the balance sheets or in the notes thereto.

(12) Stock, page 165

Comment No. 2:

Please tell us your consideration to disclose the weighted-average grant date fair value for stock options pursuant to ASC 718-10-50-2(c)(2). Please also tell us your consideration to disclose the method and assumptions used to estimate the fair value of stock options pursuant to ASC 718-10-50-2(f).

Company’s Response:

We acknowledge the Staff’s comment and note the requirements of ASC 718-10-50-2(c)(2) and ASC 718-10-50-2(f). Because no options were granted in 2015 and the total cost of options granted in 2014 and 2013 were immaterial to the consolidated financial statements, the Company chose not to make the related detailed disclosures.

The table below summarizes for 2015, 2014 and 2013 the options granted in each year, the grant date fair value of the options granted during each year, the total grant date fair value cost and the valuation assumptions used to estimate the grant date fair value of the options.

Improving life with energy www.blackhillscorp.com

William H. Thompson
U.S. Securities and Exchange Commission
October 7, 2016

	2015	2014	2013

Options granted during the year	—	80,949	9,800

Grant date fair value of each option granted during the year	NA	$12.58	$7.65

Total grant date fair value	$—	$1,018,000	$75,000

Valuation Assumptions:
Risk-free interest rate[1]	NA	2.1%	1.4%
Expected price volatility[2]	NA	29.4%	29.3%
Expected dividend yield[3]	NA	2.9%	3.8%
Expected life in years[4]	NA	7.0	7.0

[1] Based on treasury interest rates with terms consistent with the expected life of the options.
[2] Based on a blended historical and implied volatility of the Company’s stock price.
[3] Based on the Company’s historical dividend payout and expectation of future dividend payouts and may be subject to change in the future.
[4] Based on historical experience.

Given the immateriality of the stock options, the Company plans to make the following general disclosure regarding stock options in its Form 10-K for the fiscal year ending December 31, 2016.

“The Company has not issued any stock options since 2014 and has _______ (currently 119,000) stock options outstanding at December 31, 2016. The amount of stock options granted during the last three years, related exercise activity and the number of stock options outstanding at December 31, 2016 are not material to the Company’s consolidated financial statements.”

Comment No. 3:

Please disclose in future filings your accounting policy with respect to stock-based compensation.

Company’s Response:

We acknowledge the Staff’s comment and will disclose the following in Footnote 1, Accounting Policies in our Notes to Condensed Consolidated Financial Statements on Form 10-Q for the fiscal quarter ended September 30, 2016, and in future filings.

“Share-Based Compensation

We account for our share-based compensation arrangements in accordance with ASC 718, Compensation-Stock Compensation, by recognizing compensation costs for all share-based awards over the respective service period for employee services received in exchange for an award of equity or equity-based compensation. Awards that will be settled in stock are accounted for as equity and the compensation expense is based on the grant date fair value. Awards that are settled in cash are accounted for as liabilities and the compensation expense is re-measured each period based on the current market price and performance achievement measures.”

Improving life with energy www.blackhillscorp.com

William H. Thompson
U.S. Securities and Exchange Commission
October 7, 2016

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Notes to Condensed Consolidated Financial Statements

(2) Acquisition

Acquisition of SourceGas

Seller’s non-controlling interest, page 16

Comment No. 4:

We note your disclosure that one of the sellers retained a 0.5% of the outstanding equity interest of SourceGas under the terms of the purchase agreement, and the agreement contains both a call option to purchase the remaining interest and a put option to sell the retained interest. It appears that the purchase price allocation includes 100% of SourceGas net assets and the value of the 0.5% equity interest is reflected as Redeemable NCI. Please clarify for us and disclose how you accounted for the NCI and the related call and put options. In doing so, please also tell us whether the exercise price for the call and put options are fixed and similar or not significantly different. Refer to ASC 480-10-55-59 through 55-62.

Company’s Response:

Under the terms of the Purchase and Sale Agreement (PSA) Exhibit A - Option Agreement (filed as EX-2.2 to the Form 8-K filed on July 14, 2015), Black Hills Utility Holdings, Inc. (a wholly-owned subsidiary of Black Hills Corporation (BHC)) is granted an option to purchase the 0.5% non-controlling interest (NCI) in SourceGas Holdings, LLC (SourceGas) beginning 366 days from February 11, 2016 (the call option).  The call option expires after 90 days from the effective date of February 12, 2017 if it is not exercised.  The Option Agreement also grants the seller the option to sell its remaining interest in SourceGas to BHC (the put option).  The put option is effective upon the expiration of the call option and expires after 90 days from its inception.

The Option Agreement establishes the exercise pricing for the options. The call option exercise price is determined by first deriving the value of the retained interest by multiplying the Base Purchase Price, as defined in the PSA, by the 0.5% NCI. The exercise price of the call option is then calculated by multiplying this calculated value of the retained interest by 110%. The put option pricing is determined by first deriving the value of the retained interest (in the same manner as explained for the call option). The exercise price of the put option is then calculated by multiplying this calculated value of the retained interest by 90%.

The Option Agreement provides for potential adjustments to the exercise price of the call and put options. If either party objects to the option’s price determined as described above, as not reflective of the fair market value of the retained interest, then the parties may engage an independent appraiser to determine the value of the retained interest. The call option and put option will then each be calculated as 110% and 90%, respectively, of the appraised value of the retained interest. Further, the Option Agreement provides for a potential adjustment related to the lesser of actual capital expenditures and capital contributions from the NCI owner from February 12, 2016 through the date the option is exercised; the amount of the adjustment would be the same for both the call option and put option. We expect this adjustment will be zero as we do not currently anticipate requesting additional capital contributions from the NCI owner.

ASC 480-10-55-59 through 55-62 provides the following guidance related to a written put option and a purchase call option embedded in an NCI:

55-59: If the derivative instrument in Derivative 2 is freestanding of the noncontrolling interest, it should be combined with the noncontrolling interest and accounted for as a financing. That is, the combination of option contracts should be viewed on a combined basis with the noncontrolling interest and accounted for as a financing of the parent’s purchase of the noncontrolling interest.

Improving life with energy www.blackhillscorp.com

William H. Thompson
U.S. Securities and Exchange Commission
October 7, 2016

55-60: Under that approach, the parent would consolidate 100 percent of the subsidiary and would attribute the stated yield earned under the combined derivative instrument and noncontrolling interest position to interest expense (that is, the financing would be accreted to the strike price of the forward or option over the period until settlement). No gain or loss would be recognized on the sale of the noncontrolling interest by the parent to the noncontrolling interest holder at the inception of the derivative instrument.

55-61: The risks and rewards of owning the noncontrolling interest have been retained by the parent during the period of the derivative instrument, notwithstanding the legal ownership of the noncontrolling interest by the counterparty. Combining the two transactions in this circumstance reflects the substance of the transactions; that the counterparty is financing the noncontrolling interest. Upon such combination, the resulting instrument is not a derivative instrument subject to Subtopic 815-10.

55-62: This accounting applies even if the exercise prices of the put and call options are not equal, as long as those exercise prices are not significantly different.

In arriving at our accounting for these features under the guidance above, we first considered whether the put option and call option are freestanding financial instruments. We concluded they are not freestanding financial instruments as the features are not separately detachable from the 0.5% NCI nor separately exercisable from the 0.5% NCI.

We next noted that the 0.5% NCI, when considering these embedded features, is not mandatorily redeemable. The put and call are options and there is no date certain or event certain to occur in which the NCI must be purchased by the Company.

Additionally, we noted that the exercise date and price of the call and put options are significantly different. The call option may be exercised beginning February 12, 2017 and expires after 90 days. The put option exercise period begins only after the call option expires and the put option expires after 90 days from that date. The difference in exercise price between the call and put options is 20% regardless of whether the potential adjustments described above are applicable, which we consider to be significant.

For the above reasons, we ultimately concluded that the 0.5% NCI should not be classified as debt under the guidance of ASC 480-10-55-59 through 55-62.

We also considered the guidance of ASC 815-15-25-1 to determine whether either the put or call option represented an embedded derivative that required bifurcation.

ASC 815-15-25-1 provides the following guidance:

An embedded derivative shall be separated from the host contract and accounted for as a derivative instrument pursuant to Subtopic 815-10 if and only if all of the following criteria are met:

a.	The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.

b.	The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur.

c.
A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of this Subtopic. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)

An embedded feature would only require bifurcation if the instrument, if freestanding, possessed the characteristics of a derivative. We note that neither the put nor call would meet the net settlement criteria in ASC 815 as neither the put nor call permit net settlement, nor is the NCI readily convertible to cash. As a result, we concluded that the put and call do not require bifurcation.

Improving life with energy www.blackhillscorp.com

William H. Thompson
U.S. Securities and Exchange Commission
October 7, 2016

We concluded that it is appropriate to account for the NCI and the related call and put options as a separate component of equity. We considered the guidance of ASC 480-10-S99-3A which discusses the application of Accounting Series Release No. 268, Presentation in Financial Statements of “Redeemable Preferred Stocks” (ASR 268), in paragraphs 3 through 4, which reads in part:

...the SEC staff believes that ASR 268 also provides analogous guidance for other redeemable equity instruments including, for example, common stock, derivative instruments, noncontrolling interests, securities held by an employee stock ownership plan, and share-based payment arrangements with employees.

ASR 268 requires equity instruments with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity (often referred to as classification in “temporary equity”). The SEC staff does not believe it is appropriate to classify a financial instrument (or host contract) that meets the conditions for temporary equity classification under ASR 268 as a liability.

We therefore concluded that classification of the NCI, and the related call and put options, as temporary equity under ASC 480-10-S99-3A was the appropriate accounting treatment.

Amendment No. 1 to Form 8-K Filed March 18, 2016

Exhibit 99.2

(4) Pro Forma Allocation of Purchase Price, page 7

Comment No. 5:

While we understand that the non-controlling interest is subject to valuation adjustments that have not been made, please tell us your consideration to disclose the equity interest of SourceGas acquired by the company and retained by the seller, and to disclose the non-controlling interest call and put options contained in the purchase agreement.

Company’s Response:

We estimated the value of the non-controlling interest to be approximately $4 million which represents less than one percent of each the preliminary purchase price and the total pro forma equity. We did not consider the value of the non-controlling interest or the nature of associated call and put options to be material to the pro forma filing or future results. While we do not believe these would be considered quantitatively or qualitatively material to an investor, we acknowledge that we could have disclosed the non-controlling interest and included expanded disclosure describing the options in the pro forma filing to provide more complete information.

Upon execution of the purchase agreement, in our Form 8-K filed on July 12, 2015 we noted we would acquire 99.5% of the outstanding equity of SourceGas and receive an option to acquire the remaining 0.5%. As shown in our Form 10-Q for the fiscal quarter ended March 31, 2016, we recorded the estimated value of the non-controlling interest in our March 31, 2016 balance sheet, and we provided disclosure around the non-controlling interest and the options in footnote 2 to our March 31, 2016 financial statements. In addition, our financial statements and related disclosures in our Form 10-Q for the fiscal quarter ended June 30, 2016 also included the non-controlling interest and options.

Improving life with energy www.blackhillscorp.com

William H. Thompson
U.S. Securities and Exchange Commission
October 7, 2016

(5) Pro Forma Adjustments, page 9

Comment No. 6:

Please tell us and disclose in future filings how you determined the estimated fair value of the long-term gas supply contract held by SourceGas’ non-regulated subsidiary in pro forma adjustment (J) on page 12.

Company’s Response:

We determined the estimated fair value of the long-term gas supply contract held by SourceGas’ non-regulated subsidiary based on agreed-upon settlement terms for the contract. Prior to the acquisition date, SourceGas had negotiated an agreement requiring payment to terminate the contract and settlement was expected to occur in the near term; therefore, we estimated fair value as equal to the settlement amount. The contract was settled on April 29, 2016 for $40 million. The contract was for gas supply for both SourceGas’ regulated and non-regulated subsidiaries. Based upon the non-regulated gas supply commitment under the contract, approximately $10 million of contract intangible with a negative fair value was allocated to the non-regulated subsidiary and is shown as pro forma adjustment (J) on page 12. While we determined that this adjustment was not material to the pro forma balance sheet, in our purchase accounting we have subsequently recorded a regulatory asset of $30 million and additional negative fair value of $30 million.

We will enhance our disclosure in future filings, starting with our Form 10-Q for the fiscal quarter ended September 30, 2016 in footnote (2) of the Notes to Condensed Consolidated Financial Statements as follows:

“Settlement of Gas Supply Contract

On April 29, 2016, we settled for $40 million, a former SourceGas contract that required the company to purchase all of the natural gas produced over the productive life of specific leaseholds in the Bowdoin Field in Montana. This contract intangible negative fair value is included with Current liabilities of the preliminary purchase price allocation. Approximately 75 percent of these purchases were committed to distribution customers in Nebraska, Colorado and Wyoming, which are subject to cost recovery mechanisms, while the remaining 25 percent was not subject to regulatory recovery. The prices to be paid under this contract varied, ranging from $6 to $8 per MMBtu at the time of acquisition and exceeded market prices. We applied for and were granted approval to terminate this agreement from the NPSC, CPUC and WPSC, on the basis that the agreement was not beneficial to customers in the long term. We received written orders allowing recovery of the net buyout costs associated with the contract termination that were allocated to regulated subsidiaries. These costs were recorded as a regulatory asset of approximately $30 million that is being recovered over a five-year period.”

Comment No. 7:

Please tell us the nature of the one-time and non-recurring expense associated with the acquisition in pro forma adjustment (L) on page 12.

Company’s Response:

Pro forma adjustment (L) represents $13 million of incremental, non-recurring investment banking fees for advisory services directly related to the SourceGas acquisition. Under the guidance for pro forma financial statements and as disclosed on page 1 of the pro forma financial information, the pro forma balance sheet was prepared as if the SourceGas Acquisition and related financing were completed on December 31, 2015 (the latest balance sheet). Because these expenses were not incurred until 2016, they were not reflected in the Black Hills Corporation historical financial statements; therefore, in accordance with paragraph 3250.1.c.i of the SEC’s Financial Reporting Manual, we adjusted retained earnings in the pro forma balance sheet to illustrate that combined pro forma retained earnings upon the acquisition close would be reduced by this amount.

Improving life with energy www.blackhillscorp.com

William H. Thompson
U.S. Securities and Exchange Commission
October 7, 2016

If we can assist with your review of this letter, or if you have any questions on any of the information in this letter, please feel free to call me at (605) 721-2360 or Esther Newbrough, Vice President - Corporate Controller at (605) 721-2398 at any time.

Sincerely,

BLACK HILLS CORPORATION

/s/ RICHARD W. KINZLEY
Richard W. Kinzley
Senior Vice President and
Chief Financial Officer

Improving life with energy www.blackhillscorp.com